UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
   TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                Amendment No. 1


                    BION ENVIRONMENTAL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  09061Q 10 9
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                                (CUSIP Number)

                                   Copy to:

David J. Mitchell                          Stanley F. Freedman
18 East 50th Street, 10th Floor            Krys Boyle Freedman & Sawyer, P.C.
New York, NY  10022                        600 17th Street, #2700S
(212) 758-6622                             Denver, Colorado  80202
                                           (303) 893-2300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 15, 2002
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              page 1 of 11



CUSIP No.    09061Q 10 9

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1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

    D2 Co., LLC                              13-4113345
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2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
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   (b)
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3  SEC Use Only
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4  Source of Funds (See Instructions)   OO
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5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
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6  Citizenship or Place of Organization           Delaware
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               7  Sole Voting Power         7,718,401
Number Of         -----------------------------------------------------------
Shares Bene-
ficially       8  Shared Voting Power       594,835
Owned by Each     -----------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power    557,326
                  -----------------------------------------------------------

              10  Shared Dispositive Power  594,835
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11  Aggregate Amount Beneficially Owned by Each Reporting Person: 8,313,236
                                                                  shares
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12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)
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13  Percent of Class Represented by Amount in Row (11)   15.8%
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14  Type of Reporting Person (See Instructions)
     OO
                                                              page 2 of 11




CUSIP No.    09061Q 10 9

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1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

    David J. Mitchell
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2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
          ------------------------------------------------------------------

   (b)
          ------------------------------------------------------------------

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3  SEC Use Only
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4  Source of Funds (See Instructions)   OO
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5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
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6  Citizenship or Place of Organization           United States
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               7  Sole Voting Power         18,111,828
Number Of         -----------------------------------------------------------
Shares Bene-
ficially       8  Shared Voting Power       594,835
Owned by Each     -----------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power    10,950,753
                  -----------------------------------------------------------

              10  Shared Dispositive Power  594,835
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11  Aggregate Amount Beneficially Owned by Each Reporting Person: 18,706,663
                                                                  shares
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12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)
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13  Percent of Class Represented by Amount in Row (11)   29.7%
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14  Type of Reporting Person (See Instructions)
      IN
                                                              page 3 of 11

CUSIP No.    09061Q 10 9

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1  Names of Reporting Persons.
   I.R.S Identification Nos. of above persons (entities only)

    Atlantic Partners LLC
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2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
          ------------------------------------------------------------------

   (b)
          ------------------------------------------------------------------

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3  SEC Use Only
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4  Source of Funds (See Instructions)   OO
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5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
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6  Citizenship or Place of Organization           Delaware
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               7  Sole Voting Power         10,373,427
Number Of         -----------------------------------------------------------
Shares Bene-
ficially       8  Shared Voting Power       0
Owned by Each     -----------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power    10,373,427
                  -----------------------------------------------------------

              10  Shared Dispositive Power  0
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11  Aggregate Amount Beneficially Owned by Each Reporting Person: 10,373,427
                                                                  shares
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12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)
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13  Percent of Class Represented by Amount in Row (11)   16.5%
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14  Type of Reporting Person (See Instructions)
      OO




                                                              page 4 of 11

CUSIP No.    09061Q 10 9

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EXPLANATORY NOTE

     This amended Schedule 13D, dated January 15, 2002, relates to the beneficial ownership of D2 Co., LLC and Atlantic Partners LLC, of which David Mitchell is the sole member, of the Common Stock of Bion Environmental Technologies, Inc.

     In January 15, 2002, as a result of significant transactions in which Bion Technologies, Inc. was involved, certain Convertible Notes held by or for the benefit of the Reporting Persons were automatically converted into common stock, and the terms of certain warrants were changed. This Amendment reflects these changes, and also updates other information concerning the beneficial ownership of the Reporting Persons.

ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities to which this statement relates is Common Stock, no par value per share (the "Common Stock"), of Bion Environmental Technologies, Inc., a Colorado corporation, which has its principal executive offices at 18 East 50th Street, 10th Floor, New York, New York 10022 (the "Issuer" or "Bion").

ITEM 2.  IDENTITY AND BACKGROUND

     The information set forth herein is given with respect to (1) D2 Co., LLC ("D2"), a Delaware limited liability company, (2) Atlantic Partners LLC ("Atlantic"), a Delaware limited liability company, and (3) David Mitchell, a U.S. citizen, the sole member of D2 and Atlantic. D2 and Atlantic are engaged in the investment in and management of other companies. David Mitchell is currently Chairman, President, CEO and a Director of Bion. During the last five years, none of these persons or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, none of these persons, or any executive officer, director or controlling person of such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The funds used by D2 and Atlantic to purchase the notes and warrants referred to herein consisted of the capital contributions of David Mitchell and general working capital. In addition, some of the notes were received for management services performed.






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CUSIP No.    09061Q 10 9

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ITEM 4.  PURPOSE OF TRANSACTION

     As a result of transactions in which Bion was involved on January 15, 2002, notes held by D2 and a trust for D2 were converted into the Issuer's Common Stock. In addition, the terms of warrants held by D2 and Atlantic were changed. The conversions and changes were in compliance with the terms of the related notes and warrants.

     The notes and warrants had been acquired by the Reporting Persons for the purpose of obtaining a significant investment in the Issuer. The notes were acquired pursuant to the terms of a management agreement between D2 and Bion. Under the terms of the management agreement, D2 obtained the right to name three designees to the Board of Directors of Bion, and certain other rights.

     Giving effect to the conversion and changes, D2, Atlantic and David Mitchell now have beneficial ownership of shares of Bion's Common Stock as set forth in Item 5 hereof. D2 will also receive additional shares of Bion's Common Stock pursuant to the terms of a management agreement with Bion for services to be provided by D2. Under this agreement, D2 receives shares of Common Stock for management services equal in value to $600,000 for the calendar year 2002 and $750,000 for the calendar year 2003.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The following sets forth the aggregate number and percentage (based on 52,671,128 shares of Common Stock outstanding as of January 31, 2002) of shares of Common Stock owned beneficially by D2, Atlantic and David Mitchell as of January 31, 2002:

                               Shares of          Percentage of Shares
                              Common Stock          of Common Stock
                           Beneficially Owned      Beneficially Owned
                           ------------------     --------------------

D2 Co., LLC                   8,313,236 (1)              15.8%
Atlantic Partners LLC       10,373,427 (2)               16.5%
David J. Mitchell            18,706,663 (3)              29.7%
__________________

(1) Consists of 527,326 shares held directly by D2; 594,835 shares held by the Trust Under Deferred Compensation Plan for D2 Co., LLC, for the benefit of D2; 30,000 shares underlying warrants held by D2;
     and 7,161,075 shares over which D2 has voting control pursuant to a Stock Voting Agreement dated August 1, 2001, with Mark A. Smith, Kelly Smith, LoTayLingKyur, Inc., LoTayLingKyur Foundation and Dublin Holding Ltd.

(2) Represents shares issuable upon exercise of SV1 and SV2 warrants held by Atlantic.

(3) Includes the shares described in Notes (1) and (2) above, and 20,000 shares held by a minor child of David Mitchell.


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CUSIP No.    09061Q 10 9

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     (b)  David J. Mitchell, as sole member of D2 and Atlantic has sole power to vote and dispose of all 527,326 shares Common Stock by D2 and all 10,373,427 shares underlying the warrants held by Atlantic. With regard to 594,835 shares of Common Stock held by the Trust Under Deferred Compensation Plan for D2 Co., LLC, the trustee Sam Spitz, CPA holds the power to vote and dispose of the shares. Mr. Spitz was selected by David J. Mitchell to serve as trustee and would be expected to act in accordance with Mr. Mitchell's wishes. As a result, Mr. Mitchell and D2 may be considered as sharing the power to vote and dispose of the shares held by the trust.

     With regard to the 7,161,075 shares over which D2 and Mr. Mitchell have the sole power to vote pursuant to a Stock Voting Agreement dated August 1, 2001, the power to dispose of the shares has been retained by the record holders. The record holders are as follows:

                   Name                         Number of Shares
                   ----                         ----------------

     Mark A. Smith and Kelly Smith,
       Jointly                                         476,226
     Mark A. Smith Rollover IRA                        596,822
     Kelly Smith Rollover IRA                          509,036
     Dublin Holding Ltd.                             2,805,653
     LoTayLingKyur, Inc.                                57,152
     LoTayLingKyur Foundation                        2,716,186

     (c) The following transactions in the securities of Bion were effected in the last 60 days by the persons listed under (a) above:

          (i) On January 15, 2002, the principal and accrued interest of notes held by D2 Co., LLC aggregating $277,658 were converted into 370,211 shares of Common Stock at a conversion price of $0.75 per share.

          (ii) On January 15, 2002, the principal and accrued interest of notes held by the Trust Under Deferred Compensation Plan for D2 Co., LLC aggregating $270,477 were converted into 360,636 shares of Common Stock at a conversion price of $0.75 per share.

          (iii) On December 31, 2001, 153,215 shares of Common Stock were issued to the Trust Under Deferred Compensation Plan for D2 Co., LLC for management fees earned during the quarter ended December 31, 2001, of $125,000.

          (iv) On January 15, 2002, the warrants held by Atlantic Partners LLC were restructured in conformance with the terms of the warrants to make them exercisable at $0.75 per share for 10,373,427 shares of Common Stock. During December 2001, Atlantic Partners LLC acquired these warrants from Southview, Inc., a corporation wholly owned by David J. Mitchell.

     (d)  Not applicable.

     (e)  Not applicable.

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CUSIP No.    09061Q 10 9

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER

     Under the terms of the agreement relating to the warrants held by Atlantic, Bion is required to file a registration statement with the Securities and Exchange Commission to register the shares issuable on exercise of the warrants for resale by Atlantic. The registration statement is required to be filed within six months after any exercise of the warrants.

     Under the terms of a Stock Voting Agreement dated August 1, 2001, with Mark A. Smith, Kelly Smith LoTayLingKyur, Inc., LoTayLingKyur Foundation and Dublin Holdings Ltd., D2 has the right to vote all of the shares held by these persons or in certain IRA accounts held by them, at all meetings of Bion's shareholders through December 31, 2005. The voting rights extended to all matters except the approval of a merger or a sale of all or substantially all of Bion's assets. The Stock Voting Agreement also places certain restrictions on the sale of the shares covered by the agreement. As of January 31, 2002, a total of 7,161,075 shares were subject to this agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

     Exhibit     Description
     -------     -----------

        1 Joint Filing Agreement, dated as of January 30, 2002, among D2 Co., LLC, Atlantic, Inc. and David Mitchell

        2 Warrant Purchase Agreement, dated December 23, 1999, by and between D2 Co., LLC and Bion Environmental Technologies, Inc. (1)

        3 Management Agreement, dated December 23, 1999, by and between D2 Co., LLC and Bion Environmental Technologies (1)

        4 Form of Note and Warrant Purchase Agreement, dated March 31, 2000, by and between D2 Co., LLC and Bion Environmental Technologies (2)

        5 Form of Bridge Note, dated March 31, 2000, payable by Bion Environmental Technologies, Inc. to D2 Co., LLC (2)

        6 Form of Bridge Warrant, dated March 31, 2000, issued by Bion Environmental Technologies, Inc. to D2 Co., LLC (2)

        7 Shareholders' Agreement, dated December 23, 1999, by and among D2 Co., LLC, Mark A. Smith, Jere Northrop, Jon Northrop, Lotaylingkyur, Inc., LTLK Defined Benefit Plan and Dublin Holding, Ltd. (1)


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CUSIP No.    09061Q 10 9

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        8        Stock Voting Agreement dated August 1, 2002 (3)

        9 Agreement between Atlantic, Inc. and Bion Environmental Technologies, Inc. dated February 7, 2001 (4)

       10 Agreement between D2 Co., LLC and Bion Environmental Technologies, Inc. dated August 1, 2001 (5)

       11 Amendment to Management Agreement between D2 Co., LLC and Bion Environmental Technologies, Inc. dated
                 February 27, 2001 (6)

____________________

(1) Incorporated by reference to Exhibits 10.2, 10.1 and 10.3, respectively, to the Form 8-K filed with the Securities and Exchange Commission on December 23, 1999.

(2)  Previously filed.

(3) Incorporated by reference to Exhibit 10.9 to the Report on Form 8-K dated September 6, 2001, filed by Bion Environmental Technologies, Inc., SEC File No. 0-19333.

(4) Incorporated by reference to Exhibit 99.2 to the Report on Form 8-K dated December 1, 2000, filed by Bion Environmental Technologies, Inc., SEC File No. 0-19333.

(5) Incorporated by reference to Exhibit 10.11 to the Report on Form 8-K dated September 6, 2001, filed by Bion Environmental Technologies, Inc., SEC File No. 0-19333.

(6) Incorporated by reference to Exhibit 99.1 to the Report on Form 8-K dated December 1, 2000, filed by Bion Environmental Technologies, Inc., SEC File No. 0-19333.

















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CUSIP No.    09061Q 10 9

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                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2002             D2 CO., LLC



                                     By: /s/ David J. Mitchell
                                        Name:  David J. Mitchell
                                        Title: Sole Member

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13,2002                 /s/ David J. Mitchell
                                        David J. Mitchell

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2002             ATLANTIC PARTNERS LLC



                                     By: /s/ David J. Mitchell
                                        Name:  David J. Mitchell
                                        Title: Sole Member

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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CUSIP No.    09061Q 10 9

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                             JOINT FILING AGREEMENT

     In according with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the no par value Common Stock of Bion Environmental Technologies, Inc. and that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts all of which when taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby executes this agreement this 31st day of January 2002.

D2CO., LLC



By:/s/ David J. Mitchell
Name:  David J. Mitchell
Title: Sole Member



/s/ David J. Mitchell
David J. Mitchell

ATLANTIC PARTNERS LLC



By:/s/ David J. Mitchell
Name:  David J. Mitchell
Title: Sole Member










                                                              page 11 of 11